Mail Stop 4561

				October 19, 2005

Jack Harper
BSI2000, Inc.
12600 West Colfax Ave. Suite B410
Lakewood, Colorado, 80215

Re:	BSI2000, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
		Form 10-KSB/A for Fiscal Year Ended December 31, 2004
		Filed October 14, 2005
		File No. 000-28287

Dear Mr. Harper:

	We have reviewed your response letter dated September 1, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the year ended December 31, 2004

Notes to Consolidated Financial Statements

Note 5 - Convertible Debt, page F-12

Prior Comment No. 1

1. The Company should review the convertible debt arrangement to identify all embedded derivatives instruments as there may be more than one embedded derivative in your convertible notes. For example, we note your optional redemption provision provided with the convertible debt issued on October 7, 2004. This provision appears to represent a call option that might qualify as an embedded derivative instrument. The call option should be evaluated in accordance with DIG B-16 and paragraph 13 of SFAS 133. Tell us how you considered whether or not this call option was clearly and closely related to the debt host contract in determining whether it should be separately accounted for under the provisions of paragraph
61(d) of SFAS 133.

2. Furthermore, the identification, classification and measurement of such instruments should be undertaken by management at each reporting period, in accordance with SFAS No. 133 and EITF 00-19. For example, an instrument that could have qualified as an equity instrument in prior reporting periods now may be considered a liability because the instrument must be reassessed at each reporting period. See paragraph 10 of EITF 00-19. That is, in order to maintain equity classification the embedded derivative or any freestanding derivative must satisfy the conditions outlined in paragraphs 12 to 32 of EITF
00-19 at each reporting period. This analysis should also be performed for the December 10, 2004, January 19, 2005, and June 17,
2005 financing arrangements.

3. We note that you now have accounted and bifurcated the beneficial conversion feature embedded in the convertible notes payable (i.e.,
"Liability for derivative instruments"). Provide your analysis that supports your accounting for this embedded derivative including the method used to determine its fair value. Additionally, tell us how you allocated or bifurcated the fair value of the embedded derivative from the proceeds of the convertible debt. That is, the fair value should be first applied to the proceeds received and any excess amount should be expensed. In this regard, provide the journal entries used to record this transaction.

Note 7 - Stockholders` Equity

Warrants, page F-15

4. We note the vested warrants that were granted during February 2004. Explain to us, in great detail, how these vested warrants were analyzed under EITF 00-19 in order for it to maintain its equity classification. That is, in light of the fact that the debt is convertible into variable number of shares of your common stock it is possible that the company will fail to have sufficient authorized shares available. See paragraph 19 of EITF 00-19. If the conditions outlined in EITF 00-19 are not satisfied, the warrant would be accounted for as a liability. It should be noted that the lack of a cap on the number of shares that could be issued through convertible debt would also impact any other instruments that are exercisable during the period that the conversion feature is in place

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

	You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,



Stephen Krikorian
Accounting Branch Chief

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Jack Harper
BSI2000, Inc.
October 19, 2005
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